SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 3)1

GLOBALOPTIONS GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37946D209

(CUSIP Number)

Weiss Asset Management LP

c/o Georgiy Nikitin

222 Berkeley St.

16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 June 1, 2011**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

** Please see below and Item 5.

CUSIP No. 37946D20913DPage 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. BIP GP LLC WAM GP LLC Weiss Asset Management LP Andrew M. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

BIP GP LLC is a Delaware limited liability company.

WAM GP LLC is a Delaware limited liability company.

Weiss Asset Management LP is a Delaware limited partnership.

Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Weiss Asset Management LP -- 0 shares Andrew M. Weiss -- 0 shares
	8	SHARED VOTING POWER BIP GP LLC -- 896,301 ** WAM GP LLC -- 1,280,429 ** Weiss Asset Management LP -- 1,280,429 ** Andrew M. Weiss -- 1,280,429 **
	9	SOLE DISPOSITIVE POWER BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Weiss Asset Management LP -- 0 shares Andrew M. Weiss -- 0 shares
	10	SHARED DISPOSITIVE POWER BIP GP LLC -- 896,301 ** WAM GP LLC -- 1,280,429 ** Weiss Asset Management LP -- 1,280,429 ** Andrew M. Weiss -- 1,280,429 **

** Please see Item 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON BIP GP LLC -- 896,301 ** WAM GP LLC -- 1,280,429 ** Weiss Asset Management LP -- 1,280,429 ** Andrew M. Weiss -- 1,280,4029 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) BIP GP LLC -- 14.92% ** WAM GP LLC -- 21.31% ** Weiss Asset Management LP -- 21.31% ** Andrew M. Weiss -- 21.31% **
14	TYPE OF REPORTING PERSON BIP GP LLC -- 00 WAM GP LLC -- 00 Weiss Asset Management LP – IA, PN Andrew M. Weiss -- IN

This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on October 29, 2010, as amended by Amendment No. 1 to Schedule 13D filed on January 13, 2011, as amended by Amendment No. 2 to Schedule 13D filed on May 26, 2011 (collectively, the “Schedule 13D”) with respect to the items set forth below.  Specifically, as noted in Amendment No. 2 to Schedule 13D filed on May 26, 2011 (“Amendment No. 2”), the number of Shares reported on such schedule was estimated based on the Issuer’s public announcement on May 26, 2011.  In Amendment No. 2, the Reporting Persons noted that the final numbers might be different than the estimate.  On June 1, 2011, the Issuer announced the final results of its tender offer, and the Shares reported herein have been adjusted accordingly.  The Reporting Persons have not engaged in any additional transactions in the Issuer’s Shares since the date of Amendment No. 2.

CUSIP No. 37946D20913DPage 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

As noted above, the following Share amounts have been modified from those reported on Amendment No. 2 as a result of the Issuer’s public announcement on June 1, 2011 (the “Announcement”), which was included as an Exhibit to the Issuer’s Schedule TO Amendment No. 3 filed on that same date.  This Amendment No. 3 to Schedule 13D modifies the following previously estimated numbers of Shares in accordance with the final results set forth in the Announcement.

(a) and (b)

  896,301 Shares, representing approximately 15% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Mr. Weiss is the managing member of each of BIP GP LLC and WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

** Please see Item 5.

384,128 Shares, representing approximately 6 % of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Mr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

All Share numbers and ownership percentages reported herein are as of June 1, 2011. As noted above, all ownership percentages reported herein are based on 6,007,820 Shares of the Issuer's Common Stock issued and outstanding as of June 1, 2011, calculated in accordance with the Announcement. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(c) During the past 60 days, the only transactions in the Issuer’s Common Stock engaged in by BIP and BGO were the tender of Shares to the Issuer pursuant to the Issuer’s partial tender offer.  In accordance with the Announcement, BIP and BGO sold approximately 3,158,378 and 1,353,590 Shares, respectively at a price of $2.60 per Share, to the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

None

CUSIP No. 37946D20913DPage 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

June 6, 2011

 BIP GP LLC

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WEISS ASSET MANAGEMENT LP

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 ATTORNEY-IN-FACT FOR ANDREW WEISS

Footnotes

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).